Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(in thousands, except ratio to earnings (loss) to fixed charges)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense	$348,812	$453,370	$488,641	$486,567	$852,766
Amortization of debt issue expense	3,691	12,540	1,568	993	1,878
Estimated interest within rental expense	7,290	7,575	6,558	7,574	8,316
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$359,793	$473,485	$496,767	$495,134	$862,960

Earnings:
Income (loss) before income taxes less equity in income (loss) of investments	$190,501	$(132,256)	$187,089	$(2,402)	$(1,826,815)
Fixed charges	359,793	473,485	496,767	495,134	862,960
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—

Earnings (loss)	$550,294	$341,229	$683,856	$492,732	$(963,855)

Ratio of earnings (loss) to fixed charges	$1.53	$0.72	$1.38	$1.00	$(1.12)

Excess (deficiency) of earnings (loss) to fixed charges	$190,501	$(132,256)	$187,089	$(2,402)	$(1,826,815)

The ratio of earnings (loss) to fixed charges is computed by dividing fixed charges into income (loss) before income taxes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.